DM

18006275

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East De La Guerra Street
(No and Street)

Santa Barbara	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hughes — 805 963-8771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PNB

OATH OR AFFIRMATION

I, Robert Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCG Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

California Notarial Loose Certificate Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA BARBARA

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 20 18, by Robert Hughes-------------- --,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHAEL A. JOHNSON
Notary Public - California
Santa Barbara County
Commission # 2060536
My Comm. Expires Mar 9, 2018

(Seal) Signature [signature]

This certificate is attached to a Annual Audited Report Form X-17 A-5 Part III (title or type of document), dated February 26 ,2018 of 2 (number) pages, also signed by N/A (name[s] of other signer[s] if any)

CCG Securities, LLC
CONTENTS

PART I

Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
Statement of (Loss)
Statement of Changes in Member's Equity
Statement of Cash Flows
Notes to Financial Statements

SCHEDULES
Schedule I - Computation of Net Capital
Requirement Pursuant to Rule 15c3-1

Schedule II - Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3

Schedule III - Information Relating to Possession or
Control Requirements Pursuant to Rule 15c3-3

PART II
Report of Independent Registered Public Accounting Firm –
Exemption Report

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
CCG Securities, LLC
Santa Barbara, CA 93101

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CCG Securities, LLC, as of December 31, 2017 and the related statements of loss, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of CCG Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CCG Securities, LLC's management. My responsibility is to express an opinion on CCG Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to CCG Securities, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as CCG Securities, LLC's auditor since 2011.

Rockliin, CA
January 28, 2018

CCG Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	10,536
Total assets	$	10,536

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	3,200
Total liabilities		3,200
Member's equity		
Member's equity		7,336
Total member's equity		7,336
Total liabilities and member's equity	$	10,536

The accompanying notes are an integral part of these financial statements.

CCG Securities, LLC
Statement of (Loss)
For the Period Ended December 31, 2017

Revenues	
Income	$ -
Total revenues	-
Expenses	
Office expense	1,200
Professional fees	18,465
Regulatory fees	2,846
Other operating expenses	394
Total expenses	22,905
Net (loss) before income tax provision	(22,905)
Income tax provision	800
Net (loss)	$ (23,705)

The accompanying notes are an integral part of these financial statements.

CCG Securities, LLC

Statement of Changes in Member's Equity

For the Period Ended December 31, 2017

		Member's Equity
Balance at January 1, 2017	$	29,841
Member's contributions		1,200
Net (loss)		(23,705)
Balance at December 31, 2017	$	7,336

The accompanying notes are an integral part of these financial statements.

CCG Securities, LLC
Statement of Cash Flows
For the Period Ended December 31, 2017

Cash flow from operating activities:		
Net (loss)		$ (23,705)
Member contribution - non-cash conversion		1,200
Net cash (loss)		(22,505)
Adjustment to reconcile net income (loss) to net		
cash provided by (used in) operating activities:	-	
(Increase) decrease in assets:	-	
Increase (decrease) in liabilities:		
Accounts payable	2,100	
Total adjustments		2,100
Net cash provided by (used in) operating activities		(20,405)
Net cash provided by (used in) in investing activities		-
Net cash provided by financing activities		-
Net decrease in cash		(20,405)
Cash at beginning of period		30,941
Cash at end of period		$ 10,536
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

CCG Securities, LLC
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

CCG Securities, LLC (the "Company") was incorporated in the State of California on February 19, 2003. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The nature of the Company's business is to advise (a) business owners with regard to a sale of some or all of their assets, (i.e. sell-side advisory or) (ii) institutional investors (e.g. private equity), with regard to an acquisition of, or investment in, a company or companies or the assets thereof, (i.e. buy-side advisory), together commonly known as mergers & acquisitions, and (b) the private placement of capital as that term is described under the Securities Act, Regulation D (Title 17 of the Code f Federal regulations, Part 230, Sections 501-508) (for purposes hereof, "Reg. D").

The Company is a wholly owned subsidiary of The Commerce & Capital Group, LLC (the "Parent") and operates in Santa Barbara, California.

The Company generated no revenue during the current year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received capital contributions from the owner to maintain ongoing operations and will continue to do so in the future. Therefore, management believes that there is no going concern issue.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises the private placement of securities.

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of CCG Securities, LLC.

Use of Estimates - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Note 2 – Significant Accounting Policies (continued) Income Taxes -

Management has considered its tax positions and believes that all positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company shares its office space with the Parent and has an expense sharing agreement. The Company allocates a monthly amount of $100 for communication expenses (phone and internet) which is treated as due to Parent. In turn, such expenses are paid to vendors directly by the Parent. At December 31, 2017, there were no monies due to parent and $1,200 was converted to capital contribution during the year. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

From time to time, the Parent (a) forms limited liability companies for the special and limited purpose of investing in specific companies or assets thereof or relating thereto or (b) invests in existing companies formed by other, unrelated third-parties (in either case, for the purposes hereof, the "Parent Portfolio Investments"). Consistent with the nature of its business (see Note 1) the Company may provide for a Private Placement of capital for Parent Portfolio Companies.

Unaffiliated third parties sometimes participate in Parent Portfolio Investments. However, such participation (the "Co-investment") in no event occurs without (a) receipt of a subscription agreement from the investor, including a detailed purchaser questionnaire acceptable to the issuer and (b) the suitability of such investment for the investor determined by both the issuer and the Company, typical to the Private Placement of capital under Reg. D. Upon closing, if any, such investor receives the security provided for under the subscription agreement directly from the issuer.

To date, The Company has not charged nor has it received payment of any fees or commissions relating to Private Placement activities involving a Related Party. However, the Parent has established in the past, and expects to continue to establish, a profits' interest (often referred to as "carried interest") applicable to Co-investment in its Parent Portfolio Investments

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn

Note 5 – Net Capital Requirements (continued)

or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $7,336 which was $2,336 above its required net capital of $5,000. The Company's net capital ratio was .43 to 1.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

On January 2, 2018, the Parent made a capital contribution in the amount of $10,000. Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through January 28, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

CCG Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Member's equity	$ 7,336	
Total member's equity		$ 7,336
Less: Non-allowable assets	-	
Total non-allowable assets		-
Net Capital		7,336
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 213	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 2,336
Ratio of aggregate indebtedness to net capital	0.43 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

CCG Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to CCG Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of these financial statements

CCG Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to CCG Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of these financial statements

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
CCG Securities, LLC
Santa Barbara, CA 93101

I have reviewed management's statements, included in the accompanying CCG Securities, LLC (the "Company") Exemption Report in which (1) CCG Securities, LLC identified the following provisions of 17C.F.R. §15c3-3(k) under which the CCG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the CCG Securities, LLC stated that the CCG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The CCG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CCG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
January 28, 2018

CCG Securities, LLC

Member FINRA/SIPC

Exemption Report – FYE December 31, 2017

RE: CCG Securities, LLC (CRD# 127507)

CCG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year January 1, 2017 to December 31, 2017, without exception.

Robert Hughes, President
CCG Securities, LLC

January 17, 2018

CCG Securities, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017